UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

OAK VIEW BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11546

Virginia	87-0937245
(State or Other Jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

128 Broadview Ave. Warrenton, VA	20186
(Address of Principal Executive Offices)	(Zip Code)

(540) 359-7100

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Item 1. Business

Overview

Oak View Bankshares, Inc. (the “Company”) is a holding company headquartered in Warrenton, Virginia. The Company is the parent company of its wholly owned subsidiary, Oak View National Bank (the “Bank”). The Bank commenced regular operations on June 8, 2009 and is a member of the Federal Deposit Insurance Corporation. It is subject to the regulations of the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. The Company provides banking services in the communities in and around Marshall, Warrenton, Culpeper, and Rappahannock, Virginia.

The Company was incorporated on May 27, 2021, by and at the direction of the board of directors of the Bank, for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction (the “Reorganization”). On May 27, 2021, the Bank and the Company entered into a Reorganization Agreement and Plan of Share Exchange pursuant to which each outstanding share of common stock of the Bank was automatically exchanged for one share of common stock of the Company. The Reorganization was approved by the Bank’s shareholders on August 17, 2021 and was completed on December 15, 2021. The Company’s stock continues to be traded on the OTC Markets Group’s OTC Pink Market under the ticker symbol “OAKV”.

The Bank offers a full range of banking services, including business and consumer checking, interest-bearing checking, business account analysis, savings, certificates of deposit, and other depository services. The Bank provides loans consisting primarily of small business operating loans, owner-occupied and investment commercial real estate loans, and residential mortgages directly and through the secondary market. The Bank offers a full range of consumer and commercial deposit services including online banking, bill pay, P2P, cash management, wire transfer, check imaging, remote deposit capture and online account opening.

The Company’s principal office is located at 128 Broadview Avenue, Warrenton, Virginia 20186, and the main telephone number is (540) 359-7100. The Company’s website is located at www.oakviewbank.com. Information contained on the Company’s website does not constitute part of, and is not incorporated into, this Form 1-K.

Recent Performance

At December 31, 2021, and 2020, the Company had assets of $345.1 million and $284.7 million, respectively, gross loans of $251.1 million and $246.0 million, respectively, total deposits of $300.3 million and $239.9 million, respectively and total shareholders’ equity of 28.6 million and $26.3 million, respectively. For the years ended December 31, 2021, and 2020 the Company had net income of $2.5 million and $2.0 million, respectively.

Competition

The Company encounters strong competition both in making loans and in attracting deposits. In one or more aspects of its business, the Company competes with other commercial banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, financial technology (“fintech”) companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have greater resources and lending limits, and may offer certain services that the Company does not currently provide. In addition, many of the Company’s nonbank competitors are not subject to the same level of federal regulation that governs bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. To compete, the Company relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking institutions tend to compete based primarily on price and the number and location of branches while smaller financial institutions, like the Company, tend to compete primarily on price and personal service.

Employees

As of December 31, 2021, the Company and the Bank had 51 full-time equivalent employees and one part-time employee. None of these employees are subject to a collective bargaining agreement. The Company and the Bank consider relations with employees to be good.

Material Contracts and Benefit Plans

Benefit Plans. The Company offers health care coverage to its employees through the Virginia Bankers Association and their affiliation with Anthem Health Plans of Virginia, Inc. The term of the current policy runs through December 31, 2022. For the year ended December 31, 2021, and 2020, the Company’s annual expense associated with employee group health insurance was approximately $426,000 and $364,000, respectively.

Bank Owned Life Insurance. As of December 31, 2021, and 2020, the Company had bank owned life insurance totaling $5.3 million and $5.2 million, respectively. There were a total of 30 policies insuring the lives of 10 existing or former key employees of the Company.

Other Material Agreements. The Company has two critical contracts with vendors. These contracts are considered critical, not just because of the dollar amount of expenditures, but also because of the nature of the services provided. Computer Service, Inc. is the Company’s core service provider, with a contract running through June 30, 2031, with annual estimated payments of $420,000. ATI Solutions, Inc. provides managed network services for the Company’s digital infrastructure, with a contract running through July 31, 2024, with annual estimated payments of $240,000.

Litigation

In the ordinary course of business, the Company and the Bank are parties to various legal proceedings. There are no pending or threatened legal proceedings to which the Company or the Bank is a party or to which the property of either the Company or the Bank is subject that, in the opinion of management, may materially impact the financial condition of either entity.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s analysis (on a consolidated basis) of the financial condition of the Company at December 31, 2021 and 2020, and the results of operations for the years then ended. This review should be read in conjunction with the consolidated financial statements, notes to the consolidated financial statements and other consolidated financial data presented elsewhere in this annual report on Form 1-K. Unless otherwise stated, data is on a consolidated basis.

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to generally accepted practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such, have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies for the Company are presented in Note 1 to the consolidated financial statements included elsewhere in this annual report on Form 1-K. These policies, along with the disclosures presented in the other consolidated financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant effect on the consolidated financial statements. The determination of the allowance for loan losses is considered the most critical to the understanding of Company’s financial condition and results of operations. As described below, this critical accounting policy requires management’s most difficult subjective and complex judgments about matters that are inherently uncertain. Because estimates and judgments are based on current circumstances, they are likely to change over time or prove to be different than actual experiences. If different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition and/or results of operations could reasonably be expected. The impact and any associated risks related to critical accounting policies on business operations are discussed throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Company’s consolidated financial statements for the years ended December 31, 2021, and 2020.

Reserve for Loan Losses. Subject to the use of estimates, assumptions, and judgments, management’s evaluation process used to determine the adequacy of the reserve for loan losses combines several factors: management’s ongoing review of the loan portfolio; consideration of past loan loss experience; trends in past due and nonperforming loans; risk characteristics of the various classifications of loans; existing economic conditions; the fair value of underlying collateral; input from regulators; and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the reserve, could change significantly. In addition, as an integral part of their examination process, various regulatory agencies also review the reserve for loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examinations, or may have views of the level of loan loss reserve. The Company believes the reserve for loan losses is adequate and properly recorded in the consolidated financial statements.

Comparison of Operating Results for the Years Ended December 31, 2021, and 2020

General

The Company recorded net income of $2.5 million in 2021, an increase 22.5%, from net income of $2.0 million reported in 2020. Return on average assets was 0.78% and return on average equity was 8.98% for the year ended December 31, 2021, compared to 0.71% and 8.00%, respectively, for the year ended December 31, 2020.

Net Interest Income. The following table presents the average balance sheets, the amounts of interest earned on earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, for each of the years ended December 31, 2021, and 2020.

	2021			2020
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest earning assets
Loans	$244,571	$10,891	4.45%	$227,199	$9,972	4.39%
Investments	22,232	374	1.68%	17,023	442	2.60%
Federal funds sold	29,568	30	0.10%	21,447	77	0.36%
Restricted investments	1,565	77	4.92%	1,979	110	5.56%

Total interest earning assets	297,936	11,372	3.82%	267,648	10,601	3.96%
Other noninterest earning assets	19,511			15,288

Total Assets	$317,447			$282,936

Interest bearing liabilities
Deposits:
Interest Checking	$36,946	40	0.11%	$26,698	44	0.16%
Money Market	40,867	52	0.13%	31,260	77	0.25%
Savings	38,193	90	0.24%	25,850	80	0.31%
CDs	73,073	719	0.98%	79,431	1,484	1.87%

Total Deposits	189,079	901	0.48%	163,239	1,685	1.03%
Federal Funds Purchased	—	—	0.00%	446	1	0.89%
FHLB Advances	15,645	206	1.32%	23,267	346	1.49%

Total interest bearing liabilities	204,724	1,107	0.54%	186,952	2,032	1.09%

Other noninterest bearing liabilities	85,217			70,763
Shareholders Equity	27,506			25,221

Total Liabilities and Shareholder Equity	$317,447			$282,936

Net interest income and spread		$10,265			$8,569

Net interest margin			3.45%			3.20%

Net interest income, for 2021 increased to $10.3 million, compared to $8.6 million for 2020, primarily as a result of lower cost of deposits, higher accretion of net PPP origination fees and using deposit growth to fund higher average balances of loans and securities and repayment of borrowings, partially offset by lower yields on interest earning assets. The yield on interest-earning assets and cost of interest-bearing liabilities decreased by 14 basis points and 55 basis points, respectively, for 2021, compared to 2020. Average earning assets grew $30.3 million, or 11.3%, in 2021 compared to 2020, and net interest margin increased 25 basis points to 3.45% in 2021, compared to 3.20% in 2020. The increase in net interest margin for 2021 as compared to 2020 was due primarily to lower average cost of deposits (including growth in noninterest-bearing deposits) and using lower cost deposits to fund growth in loans and securities and repay borrowings.

Average loans increased $17.4 million to $244.6 million for the year ended December 31, 2021, compared to 2020. Average loans included $16.5 million and $17.1 million of average balances of loans originated under the PPP for 2021 and 2020, respectively. The remaining increase in average loans outstanding for 2021 compared to 2020 was due primarily to growth in the commercial real estate portfolio. The overall yield on loans increased 6 basis points to 4.45% for 2021, compared to 2020, due primarily to higher accretion of net PPP origination fees. The yield on loans includes, with respect to the Paycheck Protection Program loans (“PPP”), administered by the Small Business Administration (“SBA”), interest at a note rate of 1.0% as well as net deferred origination fees that are amortized based on the contractual maturity of the related loan or accelerated into interest income upon repayment of the loan. The accretion of net PPP origination fees contributed approximately $942,000 and $246,000 in interest income for 2021 and 2020, respectively. There were unrecognized net deferred PPP origination fees at December 31, 2021 of approximately $118,000, which are expected to be recognized in 2022.

Average investments increased $5.2 million for 2021, compared to 2020, due primarily to additional purchases of securities. The average yield on the securities portfolio decreased 92 basis points for 2021, compared to 2020.

Average federal funds sold, consisting of excess cash reserves maintained at the Federal Reserve Bank, increased $29.6 million during 2021, compared to 2020, due primarily to excess liquidity resulting from deposit growth. The average yield on these overnight funds held at the Federal Reserve Bank decreased 26 basis points for 2021, compared to 2020. The Federal Reserve Bank decreased the interest rate on excess cash reserve balances from 1.55% at the end of 2019 to 0.10% by the end of 2020 in response to the COVID-19 pandemic, and increased the interest rate to 0.15% by the end of 2021.

Average money market, savings and interest checking deposits increased $32.2 million for 2021, compared to 2020, and average time deposits decreased $6.4 million for 2021, compared to 2020. Average noninterest-bearing checking deposits increased $13.6 million for 2021, compared to 2020. Higher average deposit balances are due primarily to growth in consumer and business deposits primarily as a result of new accounts, PPP loan proceeds and government stimulus programs. The average cost of interest-bearing deposits decreased 55 basis points for 2021, compared to 2020, due primarily to the lower offered rates in response to the interest rate environment, specifically lower rates on time deposits.

Average borrowings from the FHLB decreased $7.6 million for 2021, compared to 2020, which resulted in the decrease of the average cost of borrowings by 17 basis points during 2021 compared to 2020.

(Recovery of) Provision for Loan Losses. There was a recovery of $60,000 in 2021, compared with a provision of $469,000 in 2020. As a percentage of outstanding loans at year-end, the reserve for loan losses was 0.85% on December 31, 2021, and 0.88% on December 31, 2020. While the Bank provided additional reserves for loan growth, these additional reserves were partially offset by reserve releases as previously anticipated credit deterioration at the onset of the pandemic has not been experienced. The ratio of net loan recoveries to average outstanding loans for 2021 was 0.005% and 0.0001% for 2020.

The provision for loan losses is based on management’s evaluation of inherent risks in the loan portfolio and the corresponding analysis of the reserve for loan losses. Additional discussions on loan quality and the reserve for loan losses are included in the subsection below titled “Asset Quality and Risk Elements.” See also Note 1 to Company’s consolidated financial statements, and the subsection above titled “Accounting Policies.”

Noninterest Income. Total noninterest income for the year ended December 31, 2021, was $1.5 million, and for the year ended December 31, 2020, was $1.2 million.

	Years Ended December 31,		Variance
Noninterest Income	2021	2020	$	%
Service charges on deposit accounts	$117,230	$80,433	$36,797	45.75%
Interchange fee income	527,451	319,847	207,604	64.91%
Mortgage loan fee income	563,727	518,853	44,874	8.65%
Bank-owned life insurance	104,504	109,707	(5,203)	-4.74%
Other income	166,145	163,161	2,984	1.83%

Total noninterest income	$1,479,057	$1,192,001	$287,056	24.08%

Significant changes to noninterest income were:

•	The increase in service charges on deposit accounts was primarily due to the higher volume of refunded transactions that occurred in 2020 compared to 2021.

•	The increase in interchange fee income was due to the increase in number of accounts as well an increase in the portion of income received from the Bank’s new core service provider.

Noninterest Expense. Total noninterest expense for the year ended December 31, 2021, was $8.7 million, and for the year ended December 31, 2020, was $6.8 million.

	Years Ended December 31,		Variance
Noninterest Expenses	2021	2020	$	%
Salaries and employee benefits	$4,767,303	$3,804,430	$962,873	25.31%
Occupancy and equipment expense	567,600	577,536	(9,936)	-1.72%
Professional services	304,177	187,104	117,073	62.57%
Data processing	1,723,772	1,180,529	543,243	46.02%
Advertising and marketing	298,784	147,740	151,044	102.24%
Regulatory assessments	228,799	184,973	43,826	23.69%
Bank Franchise tax	245,280	209,858	35,422	16.88%
Other operating expenses	571,434	460,310	111,124	24.14%

Total noninterest expenses	$8,707,149	$6,752,480	$1,954,669	28.95%

Significant changes to noninterest expense were:

•	The increase in salaries and employee benefits was primarily related to newly added positions, taking advantage of growth opportunities in the Company’s markets.

•	During the second quarter of 2021, the Bank converted its core data processing platform, which added one-time additional expenses of approximately $512,000.

•	The Bank reorganized into a bank holding company effective December 15, 2021. During the year, this reorganization added approximately $125,000 in additional one-time professional expenses.

•	Increases in other operating expenses were primarily due to the increase in shareholder related expenses as a result of the reorganization into a bank holding company.

Income Taxes. The Company’s income tax expense was $626,000 for 2021 compared to $522,000 for 2020. The effective tax rate was 20.2% and 20.6% for 2020 and 2021, respectively. The increase in income tax expense was due to the increase in net income before tax to $3.1 million for 2021 from $2.5 million for 2020.

Comparison of Financial Condition as of December 31, 2021, and 2020

General

The Company had total assets of $345.1 million at December 31, 2021, from $284.7 million at December 31, 2020. The increase is primarily attributable to the increase in cash and cash equivalents and securities driven by the significant increase in deposits.

Total deposits increased $60.4 million to $300.3 million at December 31, 2021, from $239.9 million at December 31, 2020. This increase was primarily attributable to the increase from surge deposits and market disruption from merger and acquisition activity of a major market competitor.

Short-term borrowings decreased to $14.9 million at December 31, 2021, from $16.9 million at December 31, 2020. The Company had one $2.0 million advance mature in May 2021.

Gross loans increased to $251.1 million at December 31, 2021, from $246.0 million at December 31, 2020.

Investment Securities. The following table presents the amortized cost and fair value of securities at December 31, 2021 and 2020, respectively. The Company did not have any securities available for sale at December 31, 2020.

	2021		2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held to Maturity
U.S. government and Federal agencies
Corporate Debt Securities	$1,033,291	$1,016,875	$1,249,392	$1,253,728
Total	4,250,000	4,235,650	1,900,000	1,915,116

	$5,283,291	$5,252,525	$3,149,392	$3,168,844

Available for Sale
U.S. government and Federal agencies	$20,080,411	$19,657,380	$—	$—

Total	$20,080,411	$19,657,380	$—	$—

The amortized cost and fair value of securities at December 31, 2021, and 2020, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

Held to Maturity	2021		2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than one year	$—	$—	$1,249,392	$1,253,728
One to three years	—	—	—	—
Three to five years	1,283,291	1,269,870	650,000	650,000
Five to ten years	4,000,000	3,982,655	1,250,000	1,265,116

	$5,283,291	$5,252,525	$3,149,392	$3,168,844

Available for Sale	2021		2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Five to ten years	$20,080,411	$19,657,380	$—	$—

	$20,080,411	$19,657,380	$—	$—

Loans. As noted below, gross loans were $251.1 million and $246.0 million for the years ended December 31, 2021 and 2020, respectively. The Company segments its loan portfolio into real estate mortgage loans, commercial loans and consumer loans. Real estate mortgage loans are further divided into the following classes: construction and land development, residential real estate, nonresidential real estate and home equity loans.

	2021	2020
Real Estate Mortgage:
Construction and land development	$4,243,671	$1,561,222
Residential real estate	102,448,685	98,855,161
Commercial real estate	88,843,283	70,282,207
Home equity loans	15,723,928	15,942,015
Consumer	2,687,385	3,049,971
Commercial	37,134,887	56,349,673

Loans, gross	$251,081,839	$246,040,249

The Bank originated a total of $38.1 million in PPP loans during 2020 and 2021. Of this amount, $2.9 million and $26.3 million were outstanding as of December 31, 2021 and 2020, respectively. Loans funded through the PPP program are fully guaranteed by the U.S. government, and therefore, no additional allowance for loan loss were charged to earnings for the years ended December 31, 2021 and 2020.

Risk factors evaluated include the economic environment’s impact on each portfolio segment and the following specific risk factors:

•	Construction and land development real estate loans carry risk associated with the completion of the project, the value of the collateral, and the continued creditworthiness of the borrower.

•

Residential real estate mortgage loans include loans for consumer purposes and loans for investment purposes. Single family residential (1-4 units) loans for consumer purposes carry risks associated with the continued creditworthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purposes carry risks associated with the continued creditworthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.

•

Nonresidential real estate loans include owner-occupied commercial real estate loans and non-owner-occupied commercial loans. Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral. Non-owner-occupied commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the creditworthiness of the sponsor and the value of the collateral.

•	Home equity lines of credit carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

•	Commercial non-real estate loans carry risk associated with the operations of the business and the value of the collateral, if any.

•	Consumer loans represent a small portion of the portfolio and carry risk associated with the creditworthiness of the borrower and the value of the collateral, if any.

Asset Quality and Risk Elements. The Company manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Company’s credit function is charged with monitoring asset quality, establishing credit policies and procedures, and managing the consistent application of these policies and procedures.

The provision for (recovery of) loan losses is based on management’s judgment of the amount necessary to maintain the reserve for loan losses at a level adequate to absorb probable losses. The amount of the provision (recovery) each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and other credit quality trends, management’s assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

The Company engages an independent third-party to conduct reviews, where applicable, of nonperforming loans, past due loans, and larger credits, to identify potential charges to the reserve for loan losses, as well as to determine the adequacy of the reserve. These reviews are conducted on a regular basis during the year. These reviews consider such factors as the borrower’s financial position, prevailing and anticipated economic conditions, and other pertinent factors.

Reserve for Loan Losses. The reserve for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the reserve for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on nonimpaired loans based on historical loss experience, management’s evaluation of the current loan portfolio, and consideration of current economic trends and conditions. Loan losses are charged against the reserve, while recoveries of amounts previously charged off are credited to the reserve. A provision for (recovery of) loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The reserve for loan losses consists of a specific reserve component and a general reserve component. The components of the reserve for loan losses represent an estimate pursuant to Accounting Standards Codification (“ASC”) 450-Contingencies and ASC 310-Receivables. The specific component of the reserve for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations for impaired loans are based on regular analyses of all loans for which payment in full in accordance with the note agreement is not expected. These analyses involve judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The general portion of the reserve reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Uncertainty surrounding the strength and timing of economic cycles also affects estimates of loss. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans. The historical losses used in developing loss allocation factors may not be representative of actual unrealized losses inherent in the portfolio.

There are many factors affecting the reserve for loan losses; some are quantitative, while others require qualitative judgment. Although management believes its processes for determining the reserve adequately consider all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods.

The following table presents the reserve for loan losses by loan category at December 31, 2021 and 2020.

	December 31, 2021
	Real Estate Mortgage	Consumer	Commercial	Total
Allowance for Loan Losses:
Balance, December 31, 2020	$1,981,952	$26,001	$165,957	$2,173,910
Loans charged off	—	(2,637)	—	(2,637)
Recoveries	—	733	13,288	14,021
Provision for (recovery of) loan losses	(85,021)	(5,753)	31,130	(59,644)

Balance, December 31, 2021	$1,896,931	$18,344	$210,375	$2,125,650

	December 31, 2020
	Real Estate Mortgage	Consumer	Commercial	Total
Allowance for Loan Losses:
Balance, December 31, 2019	$1,528,017	$16,718	$159,810	$1,704,545
Loans charged off	—	(1,176)	—	(1,176)
Recoveries	—	1,489	—	1,489
Provision for loan losses	453,935	8,970	6,147	469,052

Balance, December 31, 2020	$1,981,952	$26,001	$165,957	$2,173,910

Management believes that the reserve for loan losses at December 31, 2021 was adequate and appropriate to absorb losses inherent in the loan portfolio. Refer to “Accounting Policies” subsection above for additional information on the allowance for loan losses.

Troubled debt restructuring (“TDR”). A TDR occurs when two conditions are present: (i) the borrower is experiencing financial difficulty; and (ii) the creditor grants a concession it would not otherwise consider but for the borrower’s financial difficulties.

The Company provided short-term concessions to certain borrowers affected by the COVID-19 pandemic. Generally, a short-term payment deferral does not result in a loan modification being classified as a TDR. Additionally, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), enacted on March 27, 2020, and as subsequently supplemented by the Consolidated Appropriations Act, 2021 (“CAA”), provided that certain loan modifications that were (1) related to COVID-19 and (2) for loans that were not more than 30 days past due as of December 31, 2019, are not required to be designated as TDRs. During the year ended December 31, 2020, the Bank granted payment deferrals on 94 loans with an outstanding principal balance of $24.3 million. As of December 31, 2020, all but 6 of these loans with a principal balance of $2.6 million had resumed payments. As of December 31, 2021, all loans had returned to their normal payment cycle. Under the provisions of the CARES Act and subsequently the CAA none of these payment deferrals were considered to be TDRs.

There were no loans considered to be TDRs at December 31, 2021, and 2020.

Nonperforming Assets. Nonperforming loans, include nonaccrual loans, restructured loans still accruing, and accruing loans past due over 90 days. Nonperforming assets, include nonperforming loans, foreclosed real estate, and other repossessed assets. The Company had no foreclosed real estate or other repossessed assets at December 31, 2021 and 2020.

Loans are placed on nonaccrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms or when the loan becomes 90 days past due and is not both well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current interest revenue. Generally, interest revenue on a nonaccrual loan is recognized on a cash basis as payments are received until the loan is retired and/or credit factors improve, and the loan can be placed back on accrual status.

There was one impaired loan as of December 31, 2021, and 2020 totaling $2,400 and $24,820 respectively. Specific reserves related to this impaired loan were $360 and $3,700 as of December 31, 2021, and 2020, respectively. This loan was also the only loan classified as nonaccrual as of December 31, 2021, and 2020.

Deposits. For the year ended December 31, 2021, and 2020, total deposits were $300.3 million and $239.9 million, respectively.

	2021	2020
Noninterest bearing	$91,242,636	$66,056,128
Savings, interest-bearing checking and money market accounts	138,351,659	97,972,610
Time deposits	70,719,527	75,856,953

Total deposits	$300,313,822	$239,885,691

Noninterest bearing transaction accounts increased $25.2 million to $91.2 million at December 31, 2021 from $66.1 million at December 31, 2020. Savings, interest-bearing checking and money market accounts increased $40.4 million to $138.4 million at December 31, 2021 from $98.0 million at December 31, 2020. These increases were primarily attributable to the increase from surge deposits, new accounts opened because of the market disruption from merger and acquisition activity of a major market competitor, and general organic growth. Certificates of deposit decreased $5.1 million to $70.7 million at December 31, 2021 from $75.9 million at December 31, 2020. This decrease is due to the strategic decision of allowing the runoff of higher yielding time deposits. There were no brokered deposits as of December 31, 2021 and 2020.

The following table presents scheduled maturities of time deposits as of December 31, 2021:

2022	$45,929,119
2023	21,775,512
2024	1,228,371
2025	492,901
2026	1,293,624

$70,719,527

Wholesale Funding. The Company has a credit line with the Federal Home Loan Bank of Atlanta (“FHLB”). Secured advances totaling $14.9 million and $16.9 million were outstanding at December 31, 2021 and 2020, respectively. The Company anticipates continued utilization of this short- and long-term source of funds to minimize interest rate risk and to meet liquidity needs. The FHLB advances outstanding at December 31, 2021, had interest rates ranging from 0.69% to 1.85%. The FHLB advances outstanding at December 31, 2020, had interest rates ranging from 0.69% to 3.06%.

The Company also has a secured credit facility with the Federal Reserve Bank of Richmond (“FRB”). No amounts were outstanding at December 31, 2021, and 2020.

Additional information regarding FHLB advances, including scheduled maturities, is provided in the following “Liquidity Management” section.

Liquidity Management. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the ability to meet the daily cash flow requirements of customers, both depositors and borrowers. The primary objectives of asset/liability management are to provide for adequate liquidity to meet the needs of customers and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities as market interest rates change.

Routine monitoring of the sources and uses of funds is necessary to manage the asset/liability position. The primary objective of liquidity management is to provide sufficient funding, at reasonable cost, to meet ongoing operational cash needs. While the desired level of liquidity will vary, the primary goal is to maintain a sufficient level of liquidity in reasonably foreseeable economic environments.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities or principal payments of securities. Loans totaling $184.2 million at December 31, 2021, are currently pledged as collateral to secure borrowing lines of credit with the FHLB and the FRB. The Company can also convert securities or other short-term investments into cash to meet liquidity needs.

The liability section of the balance sheet provides liquidity through depositors’ interest-bearing and noninterest- bearing accounts. Funds purchased, FHLB advances (short- and long-term), and brokered deposits represent the primary sources of the Company’s borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet other short-term liquidity needs.

At December 31, 2021, the Company had unused and available borrowing capacity with the FHLB and FRB of $98.3 million and $55.6 million, respectively. In addition to these funding sources, the Company has the ability to attract retail deposits at any time by competing more aggressively on pricing. The Company also has $15.5 million of various unsecured federal funds lines of credit with unaffiliated financial institutions that are also a source of liquidity, if needed.

The Company maintains and annually reviews its contingency funding plan. The plan requires routine reporting to the Company’s Asset and Liability Committee on key metrics and various scenario analyses. The plan also requires routine testing of all funding sources on an annual basis.

Contractual Obligations. The Company’s contractual obligations as of December 31, 2021, were as follows:

Balance
2026	$4,900,000
2029	10,000,000

Total	$14,900,000

The following table presents a summary of loan commitments as of December 31, 2021, and 2020.

	December 31,
	2021	2020
Commitments to extend credit	$8,253,434	$8,790,462
Unfunded commitments under lines of credit	44,089,649	42,543,927
Commercial and standby letters of credit	1,121,613	1,257,432

	$53,464,696	$52,591,821

Return on Equity and Assets. The performance ratios for the Company (on a consolidated basis) for the years ended December 31, 2021, and 2020 are as follows:

	2021	2020
Return on average assets	0.78%	0.71%
Return on average equity	8.98%	8.00%
Common stock dividend	$0.04	$—
Average shareholders’ equity to average assets	8.76%	8.91%

Capital Management. The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts, and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Federal banking regulations also impose regulatory capital requirements on bank holding companies. Under the small bank holding company policy statement of the Federal Reserve Bank, the Company is not subject to regulatory capital requirements.

As of December 31, 2021, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized under regulations applicable at December 31, 2021, the Bank was required to maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier (“CET1”) 1 risk-based and Tier 1 leverage ratios as set forth in the tables below. The total capital ratio, Tier 1 capital ratio and CET1 ratio are calculated as a percentage of risk-weighted assets. The Tier 1 leverage ratio is calculated as a percentage of average tangible assets.

The Basel III rules established a “capital conservation buffer” of additional capital of 2.5% above the regulatory minimum risk-based capital ratios, which is not included in the tables above. Including the capital conservation buffer, the minimum ratios are a common equity Tier I risk-based capital ratio of 7.0%, a Tier I risk-based capital ratio of 8.5% and a total risk-based capital ratio of 10.5%. The Bank exceeded these ratios at December 31, 2021 and 2020.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community banking leverage ratio framework (“CBLR framework”), for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020. In April 2020, the federal banking agencies issued an interim final rule that makes temporary changes to the CBLR framework, pursuant to section 4012 of the CARES Act, and a second interim final rule that provides a graduated increase in the community banking leverage ratio requirement after the expiration of the temporary changes implemented pursuant to section 4012 of the CARES Act.

The CBLR removes the requirement for qualifying banks to calculate and report risk-based capital but rather only requires Tier1 to average assets (leverage) ratio. Qualifying banks that elect to use the CBLR framework and that maintain a leverage ratio of greater than required minimums, as noted in the table below, will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies’ capital rules (generally applicable rule) and if applicable, will be considered to have met the well capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Eligible banks can opt out of the CBLR framework and revert back to the risk-weighting framework without restriction. As of December 31, 2020, the Bank elected to measure capital adequacy under the CBLR framework. Effective December 31, 2021, the Bank reverted to the Basel III risk-weighted framework.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of December 31, 2021:
Total Capital (to Risk Weighted Assets)	$31,092	13.80%	$23,660	10.50%	$22,533	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$28,966	12.85%	$19,153	8.50%	$18,027	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$28,966	12.85%	$15,773	7.00%	$14,647	6.50%
Tier 1 Capital (to Average Assets)	$28,966	8.52%	$16,996	5.00%	$16,996	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of December 31, 2020:
Tier 1 Capital (to Average Assets)	$26,314	9.14%	N/A	N/A	$23,022	8.00%

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Neither the Company nor the Bank has had changes in or disagreements with accountants on accounting and financial disclosure during the two most recent years.

Item 3. Directors and Officers

Executive Officers and Directors

The executive officers and directors of Company are as follows:

Name	Position Held
Colin D. Borgstrom	Executive Vice President, Chief Operations Officer
Randolph S. E. Carter	Director
Earl H. Douple, Jr.	Director
Michael A. Ewing	Chairman of the Board, Chief Executive Officer, Director
Tammy P. Frazier	Executive Vice President, Chief Financial Officer, Secretary
Alvin F. Henry	Director
Kevin A. Lee	President, Director
Mark J. Ohrstrom	Director
Hanna L. Rodriguez	Director
Norris A. L. Royston, Jr., M.D.	Director
Jean L. Taylor	Director
Sarah J. Yakel	Director
Donald R. Yowell	Director
Randall L. West	Director

Biographical Information for Executive Officers and Directors

The following currently serve on the board of directors or as an executive officer of Company.

Colin D. Borgstrom (age 49), was appointed Executive Vice President and Chief Operations Officer of the Bank in 2021 and was Executive Vice President of Operations from 2018 to 2021, having started with the Bank in 2009. Prior to joining the Bank, he held several officer positions with Marshall National Bank from 2001 to 2008 and through its merger into PNC Bank NA. He began his banking career with George Mason Bank NA in 1996 and became a bank officer through successor United Bank NA in 1998.

Randolph S. E. Carter (age 79), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Mr. Carter was employed at Clark Brothers Company, in Warrenton, Virginia, as manager and buyer for 47 years until his retirement in 2016. Clark Brothers Company is a sporting goods business serving northern Virginia hunters and fishermen. Mr. Carter served on the Board of Directors of Marshall National Bank from 1995 until 2007. He is a former member and chairman of the Warrenton Board of Zoning Appeals and past Chairman of the Rappahannock Scenic River Advisory Board.

Earl H. Douple, Jr. (age 71), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Mr. Douple has served as the business manager and Secretary-Treasurer, of Canopy, Inc., a personal services firm, and The Plains Redevelopment Corp., a real estate holding company, both located in The Plains, Virginia, since 1985. Mr. Douple is a co-founder of The Plains Park Authority and a member of the board of Turn The Mill Around Campaign, a non-profit organization dedicated to stabilizing and interpreting the ruins of Chapman’s Mill, a historic landmark located on the outskirts of Haymarket, VA. He is also a former member of the Fauquier County Water & Sanitation Authority, a local public utility, and The Plains Board of Zoning Appeals. His professional experience includes tax, estate and financial planning, asset management, and allocation of financial holdings among various asset classes.

Michael A. Ewing (age 62), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Mr. Ewing has served as Chief Executive Officer of the Bank since 2009. Mr. Ewing was Senior Credit Officer of Marshall National Bank in Marshall, Virginia from 1991 to 1999. In 1999, he was recruited by F&M National Corporation as President and Chief Executive Officer to re-engineer one of its affiliate banks, F&M Bank-West Virginia. Mr. Ewing returned to Marshall National Bank in 2002 as President and Chief Executive Officer and served in that position until 2007.

Tammy P. Frazier (age 51), was appointed Executive Vice President and Chief Financial Officer of the Company and the Bank in 2021. Prior to joining the Bank, she was Senior Vice President and Controller of The Fauquier Bank from 2019 to 2021 and Vice President and Controller of The Fauquier Bank from 2017 to 2019. Prior to that, Ms. Frazier served as Chief Accounting Officer and Controller of Middleburg Bank from 2013 to 2017 and Vice President of Enterprise Risk Management from 2011 to 2013, and as a manager at the accounting firm of Yount, Hyde & Barbour, P.C. from 1995 to 2011.

Alvin F. Henry (age 63), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Mr. Henry was a loan officer/appraiser with the Farm Credit System from 1980 to 1986 in the Fauquier County area. Since 1986, Mr. Henry has been the owner of Alvin F. Henry Appraisals. His primary appraisals are residential, vacant land and farms. He served on the former Marshall National Bank Board of Directors from 2003 to July 2007. He is a past Supervisor for the Rappahannock County Board of Supervisors and serves now on the Planning Commission for Rappahannock County. He is a member of the Rappahannock County Farmland Preservation Committee.

Kevin A. Lee (age 52), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Mr. Lee serves as President and Chief Credit Officer of the Bank and is a seasoned bank executive with considerable expertise in the lending area of the Bank. From 1993 to 1999, Mr. Lee was Commercial Loan Officer of Marshall National Bank and Trust Company (“Marshall National Bank”), which was acquired by Mercantile Bankshares, Inc. and later by PNC Financial Services Group, Inc. In 1999, he was named Senior Vice President and Senior Credit Officer, and was promoted to Executive Vice President and Senior Credit Officer thereafter. When Marshall National Bank merged with PNC Bank, Mr. Lee became an Executive Vice President of Business Banking of PNC Bank where he served until he joined the Bank in 2009.

Mark J. Ohrstrom (age 58), has been a director of the Bank since 2010 and a director of the Company since it was incorporated in 2021. Mr. Ohrstrom has been the President and Chief Investment Officer of Larkspur Management, the Ohrstrom family investment office, in The Plains, Virginia since 1997. He also serves on the Boards of Directors of Rockwood Services Corporation, Advanced Systems Technologies, Inc., British Movietone News Ltd. and Larkspur Investment Holdings. He is currently Deputy Chairman and board member of the Piedmont Environmental Council; Treasurer and board member of Earth University Foundation (Costa Rican University); and the John S. Mosby Museum Foundation. He is also a Trustee and active member of various committees at Shenandoah University.

Hanna L. Rodriguez (age 43), has been a director of the Bank since 2019 and a director of the Company since it was incorporated in 2021. Ms. Rodriguez is a partner at the law firm Walker Jones, P.C. where she has practiced since 2003. Her practice is focused on estate planning, probate and trust administration. Ms. Rodriguez serves as Vice President of the Mental Health Association of Fauquier County and as a member of PATH Foundation Grants Committee. She is a past Players Committee Representative of the Piedmont Symphony Orchestra, a past president of the Fauquier County Bar Association and a past secretary of the Fauquier Free Clinic. She is an active member of the Trusts & Estates Section of the Virginia State Bar, National Academy of Elder Law Attorneys, and the Virginia Academy of Elder Law Attorneys.

Norris A. L. Royston, Jr., M.D. (age 74), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Dr. Royston founded Countryside Family Practice in the village of Marshall, Virginia and has served in continuous full time practice as its Senior Physician since 1976. He served on the former Marshall National Bank Board of Directors from 2000 to July 2007.

Jean L. Taylor (age 63), has been a director of the Bank since 2020 and a director of the Company since it was incorporated in 2021. Ms. Taylor is the co-owner of Paradigm Solutions, a business and management consulting firm that she co-founded in 2002. Ms. Taylor has also served as a senior consultant for federal services in cyber defense with Coalfire, an independent cyber management company, since 2015. She has extensive experience in project management, information technology, cybersecurity, compliance, security assessments, and certification and accreditation processes.

Sarah J. Yakel (age 43), has been a director of the Bank since 2020 and a director of the Company since it was incorporated in 2021. Ms. Yakel is a partner with Meridian Financial Partners, a financial planning firm that she co-founded in 2015. Prior to founding Meridian Financial Partners, Ms. Yakel was a Certified Financial Planner with TFB Wealth Management and, prior to that, worked in the trust department at Peoples National Bank, which ultimately became BB&T Wealth Management. Active in the community, Ms. Yakel is a founding member of Leadership Fauquier, a leadership development organization, and enjoys volunteering with local nonprofits. She is currently serving as Treasurer on the Executive Committee of the Board of Directors for the Fauquier Chamber of Commerce.

Randall L. West (age 74), has been a director of the Bank since 2009 and a director of the Company since it was incorporated in 2021. Gen. West joined Robison International, Inc., a Washington, D.C.-based defense, and public relations consulting firm, in 2001 as Vice President. He became President in 2006. Prior to joining Robison International, Inc., Gen. West served as Deputy Assistant Secretary of Defense for Legislative Affairs and as a Major General in the U.S. Marine Corps. During that time, he also served as Legislative Assistant to the Commandant of the Marine Corps, as Special Advisor to the Deputy Secretary of Defense, as a Legislative Fellow in the Office of Representative Bill Young, and as a Marine Aviator.

Compensation of Executive Officers

The annual compensation of the three highest paid persons who were executive officers or directors of the Company during the year ended December 31, 2021 is set forth in the table below.

Officer	Cash Compensation	Total Compensation
Michael A. Ewing, Chief Executive Officer	$272,158	$272,158
Kevin A. Lee, President	246,741	246,741
Colin D. Borgstrom, Executive Vice President and Chief Operations Officer	177,640	177,640

Director Fees

During 2021, each non-employee director of the Company was paid $8,000.00. The aggregate annual compensation of the Bank’s 12 directors as a group, excluding the Chief Executive Officer and President of the Company, who are included in the table above, for the year ended December 31, 2021, was $80,000.00.

Future Compensation Pursuant to Ongoing Plans or Arrangements

The Bank has entered into employment agreements with Messrs. Ewing and Lee. The current term of each of these agreements will expire on December 31, 2023, provided that on December 31, 2022 and on each December 31st thereafter, the agreements will automatically be extended for an additional 12-month period unless either party gives notice of nonrenewal prior to the applicable renewal date. Under these agreements, the executives are entitled to receive an annual base salary and to participate in any incentive compensation and deferred compensation programs available to other executives of the Bank. Each executive is entitled to a Bank-provided automobile or automobile allowance and to reimbursement of reasonable country club membership dues. Each executive is also entitled to participate in any other plans and arrangements that provide for sick leave, paid holidays, group medical, disability and life insurance, and retirement plans provided to employees of the Bank from time to time.

In the event the Bank terminates the executive’s employment without “cause” or he terminates his employment with the Bank for “good reason” (as such terms are defined in his employment agreement), he will be entitled to receive, for a period of two years following the date of termination, continued payment of his base salary in effect at the date of termination, plus the target bonus for the year in which his termination occurs. He will also be entitled to continuation coverage under the Consolidated Omnibus Budget Reconciliation Act for a period of up to 18 months after termination.

If, following a “change in control” of the Bank, the Bank terminates the executive’s employment without “cause,” he terminates his employment with the Bank for “good reason” (as such terms are defined in his employment agreement), or the Bank fails to renew the his agreement, he will be entitled to receive a lump sum cash payment equal to two times the sum of his base salary in effect at the date of termination, plus the target bonus for the year in which his termination occurs. He will also be entitled to continuation coverage under the Consolidated Omnibus Budget Reconciliation Act for a period of up to 18 months after termination.

The Bank does not have an equity incentive plan and currently has no options outstanding.

Item 4. Security Ownership of Management and Certain Securityholders

The following table provides, as of March 29, 2022, certain information with respect to the beneficial ownership of the Company’s common stock for (i) the directors of the Company, and (ii) the directors and executive officers of the Company as a group.

Name (1)	Number of Shares Beneficially Owned (2)	Percent of Class
Colin D. Borgstrom	3,262	*
Randolph S. E. Carter	10,700		0.36%
Earl H. Douple, Jr. (3)	35,203		1.19%
Michael A. Ewing (4)	64,023		2.17%
Tammy P. Frazier	15	*
Alvin F. Henry (5)	67,313		2.28%
Kevin A. Lee (6)	30,459		1.03%
Mark J. Ohrstrom (7)	41,757		1.41%
Hanna L. Rodriguez	583	*
Norris A. L. Royston, Jr., M.D.	33,750		1.14%
Jean L. Taylor (8)	280	*
Sarah J. Yakel	250	*
Donald R. Yowell	31,043		1.05%
Randall L. West (9)	20,375		0.69%

*	Represents less than 1% of the Bank’s common stock.
(1)	The business address of each director and executive officer is Oak View National Bank, 128 Broadview Avenue, Warrenton, Virginia 20186.
(2)

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security, or the right to acquire beneficial ownership of the security within 60 days.

(3)	Includes (i) 20,540 shares held jointly with spouse, over which Mr. Douple shares voting and investment power; and (ii) 13,663 shares held solely by spouse.
(4)	Includes 3,905 shares held solely by spouse.
(5)	Includes (i) 44,637 shares held jointly with spouse, over which Mr. Henry shares voting and investment power; and (ii) 17,676 shares held solely by spouse.
(6)	Includes 5,115 shares held jointly with spouse, over which Mr. Lee shares voting and investment power.
(7)	Includes 30,000 shares of common stock held by Larkspur Foundation, of which Mr. Ohrstrom is a Director of Larkspur Investment Holding, Inc.
(8)	Includes 102 shares held jointly with spouse, over which Ms. Taylor shares voting and investment power.
(9)	Includes (i) 5,000 shares held jointly with spouse, over which Mr. West shares voting and investment power; and (ii) 375 shares held in custody with child.

Item 5. Interest of Management and Others in Certain Transactions

Executive officers and directors of the Company, and certain immediate family members or entities in which such persons are associated, are customers of the Bank and have had transactions in the ordinary course of business with the Bank, including loan transactions. All such transactions have been on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and did not involve more than a normal risk of collection or present any unfavorable features for the Bank. All credit transactions involving officers and directors are reviewed and approved pursuant to the Bank’s established underwriting procedures, and all credit transactions involving executive officers and directors, and/or entities in which such persons are associated, are reported to the Board of Directors of the Bank.

Since January 1, 2020, the Bank has made the following loans to directors and executive officers of the Bank, their family members or their associated entities.

Name of Director or Executive Officer	Highest Aggregate Principal Amount of the Loans Since January 1, 2020	Aggregate Principal Amount of the Loans as of December 31, 2021
Mark J. Ohrstrom	$200,099	$195,978
Norris A. L. Royston, Jr., M.D.	50,000	—
Norris A. L. Royston, Jr., M.D.	489,000	460,306

Executive officers, directors and their affiliates had loans outstanding of $2.9 million and $3.3 million at December 31, 2021, and 2020, respectively. Unfunded commitments were $710,736 at December 31, 2021. Deposits from related parties held by the Bank amounted to $3.0 million and $3.3 million at December 31, 2021 and 2020, respectively.

Since January 1, 2020, there have been no other transactions between the Company or the Bank and their executive officers and directors, their immediate family members, or entities in which such persons are associated that are required to be disclosed in this Form 1-K.

Item 6. Other Information

Not Applicable.

Item 7. Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Oak View Bankshares, Inc.

Warrenton, Virginia

Opinion

We have audited the consolidated financial statements of Oak View Bankshares, Inc. and Subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2021, and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Roanoke, Virginia

April 28, 2022

OAK VIEW BANKSHARES, INC.

Consolidated Balance Sheets

December 31, 2021 and 2020

	2021	2020
Assets
Cash and due from banks	$12,996,754	$3,640,065
Federal funds sold	36,995,000	7,261,000
Interest-bearing deposits in other banks	6,412,288	12,579,174
Securities held to maturity, at cost (fair value of $5,252,525 and $3,168,844, respectively)	5,283,291	3,149,392
Securities available for sale, at fair value	19,657,380	—
Restricted stock, at cost	1,483,955	1,725,605
Loans, net of allowance for loan losses of $2,125,650 and $2,173,910, respectively	249,061,856	243,585,780
Premises and equipment, net	6,224,005	5,470,408
Bank-owned life insurance	5,309,354	5,204,850
Accrued interest receivable	722,402	889,704
Deferred tax asset	602,097	660,299
Other assets	378,580	505,926

Total assets	$345,126,962	$284,672,203

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Noninterest bearing	$91,242,636	$66,056,128
Savings, interest-bearing checking and money market accounts	138,351,659	97,972,610
Time deposits	70,719,527	75,856,953

Total deposits	$300,313,822	$239,885,691
Federal Home Loan Bank advances	14,900,000	16,900,000
Accrued expenses and other liabilities	1,281,354	1,572,864

Total liabilities	$316,495,176	$258,358,555

Shareholders’ Equity
Preferred stock, $ 5.00 par value, 2,000,000 shares authorized, none issued and outstanding	$—	$—
Common stock, $ 1.00 par value, 10,000,000 shares authorized; issued and outstanding: 2,956,157 and 2,896,502 shares, respectively	2,956,157	2,896,502
Additional paid-in capital	17,776,623	17,538,003
Retained earnings	8,233,200	5,879,143
Accumulated other comprehensive loss, net	(334,194)	—

Total shareholders’ equity	$28,631,786	$26,313,648

Total liabilities and shareholders’ equity	$345,126,962	$284,672,203

See Notes to Consolidated Financial Statements.

OAK VIEW BANKSHARES, INC.

Consolidated Statements of Income

For the Years Ended December 31, 2021 and 2020

	2021	2020
Interest and Dividend Income
Interest and fees on loans	$10,891,346	$9,971,797
Interest on securities	102,128	123,114
Dividends on restricted stock	76,662	110,300
Interest on deposits in other banks	271,484	318,781
Interest on federal funds sold	30,000	76,670

Total interest and dividend income	11,371,620	10,600,662

Interest Expense
Interest on deposits	900,991	1,684,708
Interest on Federal Home Loan Bank advances	206,471	346,410
Interest on federal funds purchased	—	1,114

Total interest expense	1,107,462	2,032,232

Net Interest Income	10,264,158	8,568,430
(Recovery of) Provision for Loan Losses	(59,644)	469,052

Net interest income after (recovery of) provision for loan losses	10,323,802	8,099,378

Noninterest Income
Service charges on deposit accounts	117,230	80,433
Interchange fee income	527,451	319,847
Mortgage loan fee income	563,727	518,853
Bank-owned life insurance	104,504	109,707
Other income	166,145	163,161

Total noninterest income	1,479,057	1,192,001
Noninterest Expenses
Salaries and employee benefits	4,767,303	3,804,430
Occupancy and equipment expense	567,600	577,536
Professional services	304,177	187,104
Data processing	1,723,772	1,180,529
Advertising and marketing	298,784	147,740
Regulatory assessments	228,799	184,973
Bank Franchise tax	245,280	209,858
Other operating expenses	571,434	460,310

Total noninterest expenses	8,707,149	6,752,480
Net income before income tax expense	3,095,710	2,538,899
Income tax expense	625,793	521,951

Net income	$2,469,917	$2,016,948

Earnings per common share, basic	$0.84	$0.70

Earnings per common share, diluted	$0.84	$0.69

Weighted Average Common Shares Outstanding, basic	2,934,583	2,891,519

Weighted Average Common Shares Outstanding, assuming dilution	2,940,815	2,915,300

See Notes to Consolidated Financial Statements.

OAK VIEW BANKSHARES, INC.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2021 and 2020

	2021	2020
Net Income	$2,469,917	$2,016,948
Other comprehensive loss, net of tax:
Change in fair value of securities available for sale, net of tax $88,836 and $0, respectively	(334,194)	—

Total other comprehensive loss, net of tax, $88,836 and $0, respectively	(334,194)	—

Total comprehensive income	$2,135,723	$2,016,948

See Notes to Consolidated Financial Statements.

OAK VIEW BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2021 and 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2019	$2,873,456	$17,427,382	$3,862,195	$—	$24,163,033
Net income	—	—	2,016,948	—	2,016,948
Stock options exercised	23,046	110,621	—	—	133,667

Balance at December 31, 2020	$2,896,502	$17,538,003	$5,879,143	$—	$26,313,648

Balance at December 31, 2020	$2,896,502	$17,538,003	$5,879,143	$—	$26,313,648
Net income	—	—	2,469,917	—	2,469,917
Other comprehensive loss, net of tax of $(88,836)				(334,194)	(334,194)
Cash dividends ($0.04 per share)	—	—	(115,860)	—	(115,860)
Stock options exercised	59,655	238,620	—	—	298,275

Balance at December 31, 2021	$2,956,157	$17,776,623	$8,233,200	$(334,194)	$28,631,786

See Notes to Consolidated Financial Statements.

OAK VIEW BANKSHARES, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities
Net income	$2,469,917	$2,016,948
Reconciliation of net income to net cash provided by operating activities:
Amortization and accretion of securities, net	10,848	(648)
Depreciation and amortization	179,602	210,202
(Recovery of) provision for loan losses	(59,644)	469,052
Deferred tax expense (benefit)	147,038	(177,048)
Income on bank-owned life insurance	(104,504)	(109,707)
Changes in assets and liabilities:
Decrease in accrued interest and other assets	294,648	36,193
Increase (decrease) in accrued expenses and other liabilities	(291,510)	217,182

Net cash provided by operating activities	$2,646,395	$2,662,174

Cash Flows from Investing Activities
Decrease in interest-bearing deposits in other banks	$6,166,886	$3,733,028
(Increase) decrease in federal funds sold	(29,734,000)	19,703,000
Activity in held to maturity securities:
Purchases	(4,789,423)	(1,249,392)
Maturities	2,650,000	750,000
Activity in available for sale securities:
Purchases	(20,085,734)	—
Redemptions of restricted stock, net	241,650	483,614
Loan originations, net	(5,416,432)	(43,858,011)
Purchases of premises and equipment	(933,199)	(43,975)

Net cash (used in) investing activities	$(51,900,252)	$(20,481,736)

Cash Flows from Financing Activities
Increase in noninterest bearing, savings, interest-bearing checking and money market accounts	$65,565,557	$39,206,987
Decrease in time deposits	(5,137,426)	(7,737,826)
Decrease in FHLB advances	(2,000,000)	(12,900,000)
Cash dividends paid on common stock	(115,860)	—
Proceeds from exercise of stock options	298,275	133,667

Net cash provided by financing activities	$58,610,546	$18,702,828

Net increase in cash and cash equivalents	$9,356,689	$883,266
Cash and cash equivalents, beginning	3,640,065	2,756,799

Cash and cash equivalents, ending	$12,996,754	$3,640,065

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$1,176,272	$2,119,170

Cash payments for taxes	$511,250	$229,880

Supplemental Disclosures of Noncash Investing Activities
Unrealized loss on securities available for sale, net of tax	$(334,194)	$—

See Notes to Consolidated Financial Statements.

OAK VIEW BANKSHARES, INC.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Oak View Bankshares, Inc. (the “Company”) is a holding company headquartered in Warrenton, Virginia. The Company is the parent company of its wholly owned subsidiary, Oak View National Bank (the “Bank”). The Bank commenced regular operations on June 8, 2009, and is a member of the Federal Deposit Insurance Corporation. It is subject to the regulations of the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. The Company provides banking services in the communities in and around Marshall, Warrenton, Culpeper, and Rappahannock, Virginia.

The Company was incorporated on May 27, 2021, by and at the direction of the board of directors of the Bank, for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction (the “Reorganization”). On May 27, 2021, the Bank and the Company entered into a Reorganization Agreement and Plan of Share Exchange pursuant to which each outstanding share of common stock of the Bank was automatically exchanged for one share of common stock of the Company. The Reorganization was approved by the Bank’s shareholders on August 17, 2021 and was completed on December 15, 2021. The Company’s stock continues to be traded on the OTC Markets Group’s OTC Pink Market under the ticker symbol “OAKV”.

Principles of Consolidation

The consolidated financial statements include the accounts of Oak View Bankshares, Inc. and its wholly owned subsidiary, Oak View National Bank. All significant intercompany transactions have been eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The material estimate that is particularly susceptible to significant changes in the near term relates to the determination of the allowance for loan losses. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current year presentation. None were of a material nature.

Significant Accounting Policies

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company is a member of the Federal Reserve System and is required to maintain certain levels of its cash and cash equivalents as reserves based on regulatory requirements. This reserve requirement was $0 at December 31, 2021, and 2020. The Bank maintains cash accounts in other commercial banks. The amount on deposit with correspondent institutions at December 31, 2021 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $10,762,811.

Interest-Bearing Deposits in Banks

Interest-bearing deposits in banks have various maturities with a maximum of 17 months and are carried at cost.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Company intends to sell the security of (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-than-likely that the Company will be required to sell the security before recovery, management must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income (loss).

For equity securities carried at cost as restricted securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in income.

Restricted Stock

As a requirement for membership, the Company invests in the stock of the Federal Home Loan Bank of Atlanta (“FHLB”), the Federal Reserve Bank, Community Bankers Bank and Banker’s Title. These investments are carried at cost.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by residential and commercial loans throughout the Fauquier County area. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Notes to Consolidated Financial Statements

The Company segments its loan portfolio into real estate mortgage loans, commercial loans and consumer loans. Real estate mortgage loans are further divided into the following classes: construction and land development, residential real estate, nonresidential real estate and home equity loans. Risk factors evaluated include the economic environment’s impact on each portfolio segment and the following specific risk factors:

•	Construction and land development real estate loans carry risk associated with the completion of the project, the value of the collateral, and the continued creditworthiness of the borrower.

•

Residential real estate mortgage loans include loans for consumer purposes and loans for investment purposes. Single family residential (1-4 units) loans for consumer purposes carry risks associated with the continued creditworthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purposes carry risks associated with the continued creditworthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.

•

Nonresidential real estate loans include owner-occupied commercial real estate loans and non-owner-occupied commercial loans. Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral. Non-owner-occupied commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the creditworthiness of the sponsor and the value of the collateral.

•	Home equity lines of credit carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

•	Commercial non-real estate loans carry risk associated with the operations of the business and the value of the collateral, if any.

•	Consumer loans represent a small portion of the portfolio and carry risk associated with the creditworthiness of the borrower and the value of the collateral, if any.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any unamortized deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan becomes 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Notes to Consolidated Financial Statements

Beginning in April 2020, the Company originated loans under the Paycheck Protection Program (PPP) of the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA, and in some cases, borrowers may be eligible to obtain forgiveness of the loans, in which case loans would be repaid by the SBA. As repayment of the PPP loans is guaranteed by the SBA, the Company does not recognize a reserve for PPP loans in its allowance for loan losses. The Company received fees from the SBA of 1.0% to 5.0% of the principal amount of each loan originated under the PPP. Fees received from the SBA are recognized net of direct origination costs in interest income over the life of the related loans. Recognition of fees related to PPP loans is dependent upon the timing of ultimate repayment or forgiveness. In 2021 and 2020, the Company recognized $1,110,596 and $418,392 in net loan fees related to PPP loans in interest income on loans in the consolidated statements of income, respectively.

Net loan fees of $118,169 remain unrecognized as of December 31, 2021.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience of peer banks, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the collateral value, less costs to sell, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

Characteristics of the Company’s risk classification grades are as follows:

•

Pass rated loans include all loans which are considered to be either high quality, good quality or acceptable quality. Borrowers in this category have acceptable financial condition with demonstrated repayment ability.

•

Special mention loans have potential developing weaknesses that deserve extra attention. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay.

•	Substandard loans are considered to have a well-defined weakness and a possibility that some future loss will be sustained if such weakness is not corrected.

•

Doubtful loans have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values highly questionable and improbable.

•	Loss represents a classification for loans which are considered uncollectable and are in the process of being charged-off.

Notes to Consolidated Financial Statements

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral, less costs to sell, if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Troubled Debt Restructurings

Troubled debt restructurings (TDRs) occur when the Company agrees to significantly modify the original terms of a loan due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans and are evaluated individually. Upon designation as a TDR, the Company evaluates the borrower’s payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Company concludes that the borrower is able to make such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on nonaccrual status at the time of the TDR, the loan will remain on nonaccrual status following the modification and may be returned to accrual status based on the policy for returning loans to accrual status as noted above.

The Company provided short-term concessions to certain borrowers affected by the COVID-19 pandemic. Generally, a short-term payment deferral does not result in a loan modification being classified as a TDR. Additionally, the Coronavirus Aid, Relief and Economic Security Act (CARES Act), enacted on March 27, 2020, and as subsequently supplemented by the Consolidated Appropriations Act, 2021, provided that certain loan modifications that were (1) related to COVID-19 and (2) for loans that were not more than 30 days past due as of December 31, 2019, are not required to be designated as TDRs.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Premises and Equipment

Land is carried at cost. Furniture, equipment, and software are carried at cost less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 39 years, or the expected terms of the leases, if shorter.

Notes to Consolidated Financial Statements

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company did not recognize any uncertain tax positions at December 31, 2021 and 2020.

Bank Owned Life Insurance

The Bank purchased life insurance policies during 2015 on certain key executives. These policies are recorded at their cash surrender values. Increases in the cash surrender value of the life insurance contracts are included in noninterest income.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated costs to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Changes in the valuation allowance are included in the income statement in the line “Other operating expenses”. As of December 31, 2021, and 2020 the Company had no properties classified as other real estate. There were no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process as of December 31, 2021 and 2020.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses were $298,784 and $147,740 in 2021 and 2020, respectively.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. These components are presented in the consolidated statements of comprehensive income.

Notes to Consolidated Financial Statements

Earnings Per Common Share

Basic earnings per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares of 6,232 and 23,781 at December 31, 2021, and 2020 that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company related solely to outstanding stock options and are determined using the treasury stock method. At December 31, 2021 there were no stock options outstanding remaining for exercise. At December 31, 2020 stock options to purchase 64,334 were outstanding and included in the calculation of dilutive weighted average shares.

Revenue Recognition

Most of the Company’s revenues are associated with financial instruments, including interest income from loans and securities. The Company’s noninterest income includes services charges on deposit accounts, interchange fee income and mortgage loan fee income. Substantially all the Company’s revenue is generated from contracts with customers. Noninterest income streams are discussed below.

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for overdraft and account maintenance services. Overdraft fees are recognized when the overdraft occurs. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the company satisfies the performance obligation. The Company also earns fees from its customers from transaction-based services. Such services include safe deposit box, ATM, stop payment and wire transfer fees. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company’s performance obligation is satisfied.

Interchange Fee Income: The Company earns interchange fees from debit and credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Impact of Recently Issued Accounting Pronouncements

During June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASU’s 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. To prepare for implementation of the new standard, the Company’s management team is evaluating the impact these changes will have on the Company’s financial statements and related disclosures. The Company is reviewing various modeling techniques that align with the requirements of this ASU. The Company has not yet determined an estimate of the effect of these changes on its consolidated financial statements.

Notes to Consolidated Financial Statements

In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020, through December 31, 2022. Subsequently, in January 2021, the FASB issued ASU No. 2021-01 “Reference Rate Reform (Topic 848): Scope.” This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has no loans or other financial instruments that are directly or indirectly influenced by LIBOR.

In May 2021, the FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity – Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force).” The ASU addresses how an issuer should account for modifications or an exchange of freestanding written call options classified as equity that is not within the scope of another Topic. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Transition is prospective. Early adoption is permitted. The Company does not expect the adoption of ASU 2021-04 to have a material impact on its consolidated financial statements.

Recently Adopted Accounting Developments

During December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. The amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of ASU 2020-06 to have a material impact on its consolidated financial statements.

In December 2020, the Consolidated Appropriations Act of 2021 (the “CAA”) was passed. Under Section 541 of the CAA, Congress extended or modified many of the relief programs first created by the CARES Act, including the PPP loan program and treatment of certain loan modifications related to the COVID-19 pandemic. There was no material impact on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements

Note 2. Securities

Amortized cost and fair values of securities held to maturity as of December 31, 2021, and 2020, are as follows:

	2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government and Federal agencies	$1,033,291	$—	$(16,416)	$1,016,875
Corporate Debt Securities	4,250,000	5,505	(19,855)	4,235,650

Total	$5,283,291	$5,505	$(36,271)	$5,252,525

	2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government and Federal agencies	$1,249,392	$4,346	$(10)	$1,253,728
Corporate Debt Securities	1,900,000	15,116	—	1,915,116

Total	$3,149,392	$19,462	$(10)	$3,168,844

The amortized cost and fair value of securities held to maturity as of December 31, 2021, and 2020, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	2021		2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Less than one year	$—	$—	$1,249,392	$1,253,728
One to three years	—	—	—	—
Three to five years	1,283,291	1,269,870	650,000	650,000
Five to ten years	4,000,000	3,982,655	1,250,000	1,265,116

	$5,283,291	$5,252,525	$3,149,392	$3,168,844

Amortized cost and fair values of securities available for sale as of December 31, 2021, are as follows. There were no securities available for sale as of December 31, 2020:

	2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government and Federal agencies	$20,080,411	$—	$(423,031)	$19,657,380

Total	$20,080,411	$—	$(423,031)	$19,657,380

The amortized cost and fair value of securities available for sale as of December 31, 2021, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	2021
	Amortized Cost	Fair Value
Five to ten years	$20,080,411	$19,657,380

	$20,080,411	$19,657,380

Notes to Consolidated Financial Statements

The following table presents securities with gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2021, and 2020, respectively:

	2021
	Less than 12 months		12 Months of More		Total
	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)
Held to Maturity
U.S. government and Federal agencies	$1,016,875	$(16,416)	$—	$—	$1,016,875	$(16,416)
Corporate Debt Securities	2,730,146	(19,855)	—	—	2,730,146	(19,855)

Total	$3,747,021	$(36,271)	$—	$—	$3,747,021	$(36,271)

Available for Sale
U.S. government and Federal agencies	$19,657,380	$(423,031)	$—	$—	$19,657,380	$(423,031)

Total	$19,657,380	$(423,031)	$—	$—	$19,657,380	$(423,031)

	2020
	Less than 12 months		12 Months of More		Total
	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)
Held to Maturity
U.S. government and Federal agencies	$499,576	$(10)	$—	$—	$499,576	$(10)

Total	$499,576	$(10)	$—	$—	$499,576	$(10)

At December 31, 2021, there were 9 held to maturity securities and 8 available for sale securities that were considered temporarily impaired due to market conditions, primarily interest rates, and not due to credit concerns. Because the Company intends to hold these investments to maturity and it is more-likely-than-not that the Company will not be required to sell these investments before recovery of unrealized losses, the Company does not consider these investments to be other-than temporarily impaired at December 31, 2020.

There were no trading securities at December 31, 2021, or 2020.

The carrying value of securities pledged to secure public deposits were $1,033,291 and $1,249,392 at December 31, 2021 and 2020, respectively.

Note 3. Loans and Allowance for Loan Losses

A summary of the balances of loans follows:

	2021	2020
Real Estate Mortgage:
Construction and land development	$4,243,671	$1,561,222
Residential real estate	102,448,685	98,855,161
Commercial real estate	88,843,283	70,282,207
Home equity loans	15,723,928	15,942,015
Consumer	2,687,385	3,049,971
Commercial	37,134,887	56,349,673

Loans, gross	$251,081,839	$246,040,249
Less:
Allowance for loan losses	2,125,650	2,173,910
Unearned income (deferred costs), net	(105,667)	280,559

Loans, net	$249,061,856	$243,585,780

Overdrafts totaling $7,622 and $3,465 at December 31, 2021 and 2020 were reclassified from deposits to loans.

Notes to Consolidated Financial Statements

A summary of transactions in the allowance for loan losses is as follows for the years ended December 31, 2021 and 2020:

	December 31, 2021
	Real Estate Mortgage	Consumer	Commercial	Total
Allowance for Loan Losses:
Balance, December 31, 2020	$1,981,952	$26,001	$165,957	$2,173,910
Loans charged off	—	(2,637)	—	(2,637)
Recoveries	—	733	13,288	14,021
Provision for (recovery of) loan losses	(85,021)	(5,753)	31,130	(59,644)

Balance, December 31, 2021	$1,896,931	$18,344	$210,375	$2,125,650

Ending balances: individually evaluated for impairment	$—	$—	$358	$358

Ending balances: collectively evaluated for impairment	$1,896,931	$18,344	$210,017	$2,125,292

Loans
Individually evaluated for impairment	$—	$—	$2,385	$2,385
Collectively evaluated for impairment	211,259,567	2,687,385	37,132,502	251,079,454

Balance, December 31, 2021	$211,259,567	$2,687,385	$37,134,887	$251,081,839

	December 31, 2020
	Real Estate Mortgage	Consumer	Commercial	Total
Allowance for Loan Losses:
Balance, December 31, 2019	$1,528,017	$16,718	$159,810	$1,704,545
Loans charged off	—	(1,176)	—	(1,176)
Recoveries	—	1,489	—	1,489
Provision for loan losses	453,935	8,970	6,147	469,052

Balance, December 31, 2020	$1,981,952	$26,001	$165,957	$2,173,910

Ending balances: individually evaluated for impairment	$—	$—	$3,724	$3,724

Ending balances: collectively evaluated for impairment	$1,981,952	$26,001	$162,233	$2,170,186

Loans
Individually evaluated for impairment	$—	$—	$24,825	$24,825
Collectively evaluated for impairment	186,640,605	3,049,971	56,324,848	246,015,424

Balance, December 31, 2020	$186,640,605	$3,049,971	$56,349,673	$246,040,249

Notes to Consolidated Financial Statements

The following table represents the credit quality of loan by class as December 31, 2021, and 2020:

	December 31, 2021
	Pass	Special Mention	Substandard	Doubtful	Loss
Real estate mortgage	$206,229,131	$1,964,462	$3,065,974	$—	$—
Consumer	2,687,385	—	—	—	—
Commercial	37,134,887	—	—	—	—

Total	$246,051,403	$1,964,462	$3,065,974	$—	$—

	December 31, 2020
	Pass	Special Mention	Substandard	Doubtful	Loss
Real estate mortgage	$180,589,668	$2,782,085	$3,268,852	$—	$—
Consumer	3,049,971	—	—	—	—
Commercial	55,829,091	290,079	230,503	—	—

Total	$239,468,730	$3,072,164	$3,499,355	$—	$—

There was one impaired loan as of December 31, 2021, and 2020 totaling $2,385 and $24,825, respectively. Specific reserves related to this impaired loan were $358 and $3,724 as of December 31, 2021, and 2020, respectively. The recorded investment approximated the unpaid principal balance on this loan as of December 31, 2021, and 2020. This loan was also the only loan classified as nonaccrual as of December 31, 2021, and 2020.

Excluding nonaccrual loans, there was one loan greater than 30 days past due at December 31, 2021 totaling $9,148. There were no loans greater than 30 days past due at December 31, 2020.

During the year ended December 31, 2020, the Bank granted payment deferrals on 94 loans with an outstanding principal balance of $24,272,346. As of December 31, 2020, all but 6 of these loans with a principal balance of $2,560,922 had resumed payments. As of December 31, 2021, all loans had returned to their normal payment cycle. Under the provisions of the CARES Act and subsequently the CAA act none of these payment deferrals were considered to be troubled debt restructurings.

There were no loans considered to be troubled debt restructurings at December 31, 2021, and 2020.

Note 4. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2021	2020
Land	$3,725,970	$3,090,851
Building and improvements	2,981,110	2,862,562
Furniture, fixtures and equipment	1,783,574	1,604,041
Software	88,625	88,625

	$8,579,279	$7,646,079
Less accumulated depreciation	2,355,274	2,175,671

	$6,224,005	$5,470,408

For the years ended December 31, 2021, and 2020, depreciation expense was $179,602 and $210,202, respectively.

Total rent expense on property and equipment for the year ended December 31, 2021, and 2020 totaled $35,388 and $28,607, respectively.

Notes to Consolidated Financial Statements

Note 5. Related Party Transactions

Executive officers, directors and their affiliates had loans outstanding of $2,868,351 and $3,343,260 at December 31, 2021, and 2020, respectively. Unfunded commitments were $710,736 at December 31, 2021. During the year ended December 31, 2021, total principal additions and repayments were $758,537 and $1,058,618, respectively. Adjustments were made to prior year amounts for loans that are no longer considered to be related party transactions. Deposits from related parties held by the Bank amounted to $2,995,211 and $3,279,514 at December 31, 2021, and 2020, respectively.

In management’s opinion, these transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

Note 6. Time Deposits

The following table presents scheduled maturities of time deposits at December 31, 2021:

2022	$45,929,119
2023	21,775,512
2024	1,228,371
2025	492,901
2026	1,293,624

$70,719,527

There were no brokered deposits as of December 31, 2021, and 2020.

Note 7. Borrowings

The Company has a credit line available with the Federal Home Loan Bank totaling $98.3 million at December 31, 2021. As of December 31, 2021, and 2020 the Company had advances outstanding of $14.9 million and $16.9 million, respectively. These advances are secured by a blanket floating lien on real estate mortgage loans secured by 1 to 4 family residential properties. Total collateral under the blanket lien amounted to approximately $87.5 million and $86.1 million as of December 31, 2021, and 2020, respectively.

The contractual maturities of Federal Home Loan Bank advances are as follows:

	Balance	Rate
2026	$4,900,000	1.85%
2029	10,000,000	0.69%

Total	$14,900,000	1.07%

The Company has a credit facility with the Federal Reserve Bank secured by a blanket floating lien on commercial real estate mortgage loans and commercial loans. No amounts were outstanding at December 31, 2021, and 2020. The lendable collateral value under the blanket lien amounted to approximately $88.6 million and $75.7 million as of December 31, 2021, and 2020, respectively. Availability on the facility was $56.4 million and $49.9 million at December 31, 2021, and 2020, respectively.

The Company has unsecured federal fund lines available with correspondent banks totaling $15.5 million available for overnight borrowing. No amounts were outstanding at December 31, 2021, and 2020.

Notes to Consolidated Financial Statements

Note 8. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2021, and 2020 are presented below:

	2021	2020
Deferred Tax Assets:
Allowance for loan losses	$434,037	$446,563
Securities available for sale	88,836	—
Organizational and start-up expenses	53,771	76,020
Accrued vacation	59,504	59,739
Depreciation	—	16,140
Nonaccrual interest	3,082	2,920
Deferred loan fees, net	—	58,917

	639,230	660,299
Deferred Tax Liabilities:
Depreciation	14,943	—
Deferred loan costs, net	22,190	—

	37,133	—

Net deferred tax assets	$602,097	$660,299

The provision for income taxes charged to operations for the years ended December 31, 2021, and 2020, consists of the following:

	2021	2020
Current tax expense	$478,755	$698,999
Deferred tax expense (benefit)	147,038	(177,048)

	$625,793	$521,951

	2021	2020
Tax at statutory federal rate	$650,099	$533,169
Tax exempt interest income	(7,843)	(10,574)
Cash surrender value of life insurance	(21,946)	(23,038)
Other	5,483	22,394

Income tax expense	$625,793	$521,951

The Company is no longer subject to examination for federal purposes for the tax years prior to 2018.

Note 9. Financial Instruments with Off-Balance Sheet Risk

The Company is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Notes to Consolidated Financial Statements

At December 31, 2021, and 2020, the following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,
	2021	2020
Commitments to extend credit	$8,253,434	$8,790,462
Unfunded commitments under lines of credit	44,089,649	42,543,927
Commercial and standby letters of credit	1,121,613	1,257,432

	$53,464,696	$52,591,821

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, if deemed necessary.

Note 10.    Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts, and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Federal banking regulations also impose regulatory capital requirements on bank holding companies. Under the small bank holding company policy statement of the Federal Reserve Bank, the Company is not subject to regulatory capital requirements.

As of December 31, 2021, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized under regulations applicable at December 31, 2021, the Bank was required to maintain minimum total risk-based, Tier 1 risk-based, CET1 risk-based and Tier 1 leverage ratios as set forth in the tables below. The total capital ratio, Tier 1 capital ratio and CET1 ratio are calculated as a percentage of risk-weighted assets. The Tier 1 leverage ratio is calculated as a percentage of average tangible assets.

Notes to Consolidated Financial Statements

The Basel III rules established a “capital conservation buffer” of additional capital of 2.5% above the regulatory minimum risk-based capital ratios, which is not included in the tables above. Including the capital conservation buffer, the minimum ratios are a common equity Tier I risk-based capital ratio of 7.0%, a Tier I risk-based capital ratio of 8.5% and a total risk-based capital ratio of 10.5%. The Bank exceeded these ratios at December 31, 2021 and 2020.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends that may be paid at any date by the Bank is generally limited to the retained earnings of the Bank, while other measures of capital adequacy may also restrict the Bank’s ability to declare dividends.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community banking leverage ratio framework (CBLR framework), for qualifying community banking organizations, consistent with section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020. In April 2020, the federal banking agencies issued an interim final rule that makes temporary changes to the CBLR framework, pursuant to section 4012 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, and a second interim final rule that provides a graduated increase in the community banking leverage ratio requirement after the expiration of the temporary changes implemented pursuant to section 4012 of the CARES Act.

The CBLR removes the requirement for qualifying banks to calculate and report risk-based capital but rather only requires Tier1 to average assets (leverage) ratio. Qualifying banks that elect to use the CBLR framework and that maintain a leverage ratio of greater than required minimums, as noted in the table below, will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies’ capital rules (generally applicable rule) and if applicable, will be considered to have met the well capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Eligible banks can opt out of the CBLR framework and revert back to the risk-weighting framework without restriction. As of December 31, 2020, the Bank elected to measure capital adequacy under the CBLR framework. Effective December 31, 2021, the Bank reverted back to the Basel III risk-weighted framework.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of December 31, 2021:
Total Capital (to Risk Weighted Assets)	$31,092	13.80%	$23,660	10.50%	$22,533	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$28,966	12.85%	$19,153	8.50%	$18,027	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$28,966	12.85%	$15,773	7.00%	$14,647	6.50%
Tier 1 Capital (to Average Assets)	$28,966	8.52%	$16,996	5.00%	$16,996	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of December 31, 2020:
Tier 1 Capital (to Average Assets)	$26,314	9.14%	N/A	N/A	$23,022	8.00%

Management believes as of December 31, 2021, the Bank met all capital adequacy requirements to which it was subject.

Notes to Consolidated Financial Statements

Note	11. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with regulatory and accounting guidance, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants in the principal or most advantageous market for the asset or liability at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, financial assets and financial liabilities are generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 - Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 - Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques and inputs used by the Company in determining the fair value of certain assets recorded at fair value on a recurring basis in the financial statements.

Securities available for sale: The Company primarily values its investment portfolio using Level 2 fair value measurements but may also use Level 1 or Level 3 measurements if required by the composition of the portfolio. At December 31, 2021, the Company’s available for sale securities were valued using Level 2 fair value measurements. The Company has contracted with a third-party portfolio accounting service for the valuation of its securities portfolio. The vendors’ source for security valuation is the Intercontinental Exchange (ICE). ICE provides opinions using model-based pricing techniques that are partially based on available market data, including prices for similar instruments in active markets and prices for identical assets in markets that are not active. ICE uses proprietary pricing models and pricing systems, mathematical tools and judgment to determine an evaluated price for a security based upon market information regarding that security or securities with similar characteristics. There were no securities available for sale as of December 31, 2020.

Notes to Consolidated Financial Statements

	Fair Value Measurements
	Balance	Level 1	Level 2	Level 3
		(In thousands)
Assets at December 31, 2021
Available for sale securities:
U.S. government and Federal agencies	$19,657	$—	$19,657	$—

Total assets at fair value	$19,657	$—	$19,657	$—

The following describes the valuation techniques used by the Bank to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Other Real Estate Owned (OREO): The carrying amount of real estate owned by the Bank resulting from foreclosures is estimated at the lesser of cost or fair value of the real estate based on an observable market price or a current appraised value less selling costs. If carried at market price based on appraised value using observable market data, it is recorded as nonrecurring Level 2. When an appraised value is not available or is not current, or management determines the fair value of the real estate is further impaired below the appraised value or there is no observable market price, the Bank records the real estate as nonrecurring Level 3. The Bank held no OREO as of December 31, 2021, and 2020.

The estimated fair values and related carrying amounts of the Bank’s financial instruments as of December 31, 2021, and 2020 are as follows:

	Fair Value Measurements at December 31, 2021
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
			(In thousands)
Financial assets:
Cash and cash equivalents	$12,997	$12,997	$—	$—	$12,997
Interest-bearing deposits in banks	6,412	—	6,412	—	6,412
Federal funds sold	36,995	36,995	—	—	36,995
Securities held to maturity	5,283	—	5,253	—	5,253
Securities available for sale	19,657	—	19,657	—	19,657
Restricted stock	1,484	—	1,484	—	1,484
Loans, net	249,062	—	—	253,176	253,176
Bank owned life insurance	5,309	—	5,309	—	5,309
Accrued interest receivable	722	—	722	—	722

Total financial assets	$337,921	$49,992	$38,837	$253,176	$342,005

Financial liabilities:
Deposits	$300,314	$—	$301,753	$—	$301,753
Federal Home Loan Bank advances	14,900	—	14,973	—	14,973
Accrued interest payable	86	—	86	—	86

Total financial liabilities	$315,300	$—	$316,812	$—	$316,812

Notes to Consolidated Financial Statements

	Fair Value Measurements at December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
			(In thousands)
Financial assets:
Cash and cash equivalents	$3,640	$3,640	$—	$—	$3,640
Interest-bearing deposits in banks	12,579	—	12,579	—	12,579
Federal funds sold	7,261	7,261	—	—	7,261
Securities held to maturity	3,149	—	1,254	1,915	3,169
Restricted stock	1,726	—	1,726	—	1,726
Loans, net	243,586	—	—	245,815	245,815
Bank owned life insurance	5,205	—	5,205	—	5,205
Accrued interest receivable	890	—	890	—	890

Total financial assets	$278,036	$10,901	$21,654	$247,730	$280,285

Financial liabilities:
Deposits	$239,886	$—	$240,612	$—	$240,612
Federal Home Loan Bank advances	16,900	—	17,817	—	17,817
Accrued interest payable	155	—	155	—	155

Total financial liabilities	$256,941	$—	$258,584	$—	$258,584

Note 12. 401(K)	Plan

The Bank has adopted a contributory 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute up to the maximum percentage allowed by the Internal Revenue Service, as defined in the plan. The Bank contributes 3% of the employees’ pay regardless of whether the employees contribute. The Bank also matches 100% of the employees’ contribution, up to 4%. Therefore, in combination, the maximum that the Bank contributes is 7%. The amount charged to expense for this plan for the years ended December 31, 2021, and 2020 was $286,393 and $243,442, respectively and is included in salaries and employee benefits in the consolidated statements of income.

Note 13. Stock	Compensation Plan

The shareholders approved a Stock Compensation Plan on May 24, 2010. Incentive stock options, nonqualified stock options and restricted stock may be granted under the Plan. The exercise price of each option equals the market price of the Bank’s stock on the date of grant and an option’s maximum term is ten years. For the years ended December 31, 2021, and 2020, the Bank did not recognize any stock-based compensation expense as all prior grants have been fully expensed.

The Plan provides for stock options to be granted to the Bank’s directors, officers, and employees for up to 210,000 shares of Common Stock. A summary of the status of the Bank’s stock incentive plan is presented below:

	2021
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Instrinsic Value (1)
Outstanding, beginning	64,334	$5.00	0.41
Granted	—	—	—
Exercised	59,655	5.00	—
Forfeited	4,679	5.00	—

Outstanding, ending	—	$5.00	—	$—

Notes to Consolidated Financial Statements

	2020
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Instrinsic Value (1)
Outstanding, beginning	147,905	$5.45	0.98
Granted	—	—	—
Exercised	23,046	5.80	—
Forfeited	60,525	5.80	—

Outstanding, ending	64,334	$5.00	0.41	$151,185

(1)

The aggregate intrinsic value of the stock options in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders (where the options had intrinsic value) exercised their options on December 31, 2021, or 2020.

No options were granted during 2021 or 2020. As of December 31, 2021, there was no unrecognized compensation cost related to share-based compensation arrangements granted under the Plan.

Note 14. Other	Noninterest Income

Other income in the noninterest income section of the statements of income include the following components:

	Years Ended December 31,
	2021	2020
Wire fees	$37,426	$36,003
Credit card fee income	31,564	25,394
Safe deposit box rental	16,845	14,763
Rental income	58,800	65,987
Other noninterest income	21,510	21,015

Total other noninterest income	$166,145	$163,161

Note 15. Other	Operating Expenses

Other operating expenses in the statements of income include the following components:

	Years Ended December 31,
	2021	2020
Printing and office supplies	$91,956	$93,800
Telephone expense	86,208	62,234
Employee training expense	18,166	18,942
Other loan expense	35,191	29,192
Postage	21,926	22,545
Insurance expense	58,561	58,138
Dues and memberships	45,847	39,849
Directors fees	86,972	68,084
Shareholder expense	54,937	9,671
Other operating expense	71,670	57,856

Total other operating expenses	$571,434	$460,310

Notes to Consolidated Financial Statements

Note 16. Accumulated Other Comprehensive Loss

The following table presents information on changes in accumulated other comprehensive loss, net of tax.

	Unrealized Losses on Available for Sale Securities	Total
Balance, December 31, 2020	$—	$—
Unrealized losses on securities arising during the period, net of tax of ($88,836)	(334,194)	(334,194)

Balance, December 31, 2021	$(334,194)	$(334,194)

Note 17. Subsequent Events

In accordance with Accounting Standards Codification Topic 855-10, the Bank evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

The Bank evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued.

On February 25, 2022, the Company completed the issuance of $14.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes, net of issuance costs of $325,588, in a private placement transaction to various accredited investors. The net proceeds of the offering will be used to support general corporate purposes, including strengthening Bank capital ratios and potential future strategic opportunities.

The notes have a maturity date of March 1, 2032 and have an annual fixed interest rate of 4.00% until March 1, 2027. Thereafter, the notes will have a floating interest rate based on three-month SOFR rate plus 227 basis points (computed based on a 360-day year of twelve 30-day months) from and including March 1, 2027, to the maturity date or any early redemption date. Interest will be paid semi-annually, in arrears, on March 1 and September 1 of each year during the time that the notes remain outstanding through the fixed interest rate period or earlier redemption date. Interest will be paid quarterly, in arrears, on March 1, June 1, September 1 and December 1 throughout the floating interest rate period or earlier redemption date.

Item 8. Exhibits

Exhibit Number	Description

2.1	Articles of Incorporation of Oak View Bankshares, Inc. (incorporated by reference to Appendix B to the proxy statement/offering circular included in Part II of the Offering Statement on Form 1-A filed on June 9, 2021).

2.2	Bylaws of Oak View Bankshares, Inc. (incorporated by reference to Exhibit 2.2 to the Semiannual Report on Form 1-SA filed on September 27, 2021).

6.1	Employment Agreement, dated November 19, 2015, by and between Oak View National Bank and Michael A. Ewing (incorporated by reference to Exhibit 6.1 of the Offering Statement on Form 1-A filed on June 9, 2021).

6.2	Employment Agreement, dated November 19, 2015, by and between Oak View National Bank and Kevin A. Lee (incorporated by reference to Exhibit 6.2 of the Offering Statement on Form 1-A filed on June 9, 2021).

7.1	Reorganization Agreement and Plan of Share Exchange, dated as of May 27, 2021, between Oak View National Bank and Oak View Bankshares, Inc. (incorporated by reference to Appendix A to the proxy statement/offering circular included in Part II of the Offering Statement on Form 1-A filed on June 9, 2021).

11.1	Consent of Yount, Hyde & Barbour, P.C.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAK VIEW BANKSHARES, INC.

By:	/s/ Michael. A. Ewing
Name:	Michael A. Ewing
Title:	Chief Executive Officer and Director
Date:	April 29, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Michael. A. Ewing	By:	/s/ Tammy P. Frazier
Name:	Michael A. Ewing	Name:	Tammy P. Frazier
Title:	Chief Executive Officer and Director (principal executive officer)	Title:	Chief Financial Officer (principal financial and accounting officer)
Date:	April 29, 2022	Date:	April 29, 2022

By:	/s/ Kevin A. Lee
Name:	Kevin A. Lee
Title:	President and Directorh
Date:	April 29, 2022

By:	/s/ Randolph S.E. Carter	By:	/s/ Earl H. Douple, Jr.
Name:	Randolph S.E. Carter	Name:	Earl H. Douple, Jr.
Title:	Director	Title:	Director
Date:	April 29, 2022	Date:	April 29, 2022

By:	/s/ Alvin F. Henry	By:	/s/ Mark J. Ohrstrom
Name:	Alvin F. Henry	Name:	Mark J. Ohrstrom
Title:	Director	Title:	Director
Date:	April 29, 2022	Date:	April 29, 2022

By:	/s/ Hanna L. Rodriguez	By:	/s/ Norris A.L. Royston, Jr.
Name:	Hanna L. Rodriguez	Name:	Norris A.L. Royston, Jr.
Title:	Director	Title:	Director
Date:	April 29, 2022	Date:	April 29, 2022

By:	/s/ Jean L. Taylor	By:	/s/ Sarah J. Yakel
Name:	Jean L. Taylor	Name:	Sarah J. Yakel
Title:	Director	Title:	Director
Date:	April 29, 2022	Date:	April 29, 2022

By:	/s/ Donald R. Yowell	By:	/s/ Randall L. West
Name:	Donald R. Yowell	Name:	Randall L. West
Title:	Director	Title:	Director
Date:	April 29, 2022	Date:	April 29, 2022